As filed with the Securities and Exchange Commission on August 31, 2011
Registration No. 333-175537

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

AMENDMENT NO. 1
TO
FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________

Trelawney Mining and Exploration Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

130 King Street West
Suite 2810
Toronto, Ontario
M5X 1A6
(416) 363-8567
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)
___________________
Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Rob Wortzman, Esq. Wildeboer Dellelce LLP Suite 800, Wildeboer Dellelce Place 365 Bay Street, Toronto, ON M5H 2V1 (416) 361-2930
___________________
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

___________________
CALCULATION OF  REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Shares (1)	5,926,538 shares	$22,586,157.42	$2,622.25

(1)           In accordance with General Instruction IV.G of Form F−80, the registration fee for the common shares is calculated on the basis of the market value of the estimated maximum number of common shares of Augen Gold Corp. ("Augen") held by United States residents and that may be cancelled in the exchange offer, being $22,586,172.42.  Such value is calculated based upon 68,753,333 common shares of Augen, estimated to be the maximum number of common shares of Augen held by United States residents on March 31, 2011 (assuming that holders of in-the-money options and warrants to acquire common shares of Augen exercise such options and warrants in advance of the completion of the exchange offer) and a market value per common share of Cdn$0.325 (based upon the average of the high and low prices for such common shares on the TSX Venture Exchange on August 9, 2011).  For purposes of this calculation, the market value per common of share of Cdn$0.325 has been converted to United States dollars based on an exchange rate of Cdn$1.00=US$1.0108, as reported by the Bank of Canada on August 9¸ 2011.

(2)           The Registrant previously paid a registration fee of $1,713,15 in relation to the registration of 4,537,720 common shares with its filing of the Registration Statement on Form F-80 with the U.S. Securities and Exchange Commission on July 13, 2011.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80, as originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (the "Registration Statement"), to include the Notice of Variation and Extension, dated August 30, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated July 13, 2011, including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

The Registrant previously paid a registration fee of US$1,713.15 in relation to its registration of 4,537,720 of its common shares with its filing of the Registration Statement on July 13, 2011. An additional fee of US$909.10 has been paid in connection with this Amendment No. 1 to the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
	Document 1:	Offer to Purchase and Circular*
	Document 2:	Letter of Acceptance and Transmittal*
	Document 3:	Notice of Guaranteed Delivery*
	Document 4:	Notice of Variation and Extension
	Document 5:	Letter to Augen Gold Shareholders

Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular.
See page 3 of the Notice of Variation and Extension.

Item 3.	Incorporation of Certain Information by Reference

See "Documents Incorporated by Reference" in the Offer to Purchase and Circular* and the list of exhibits included in Part II of the Registration Statement.

Item 4.	List of Documents Filed with the Commission

See "Registration Statement Filed with the SEC" in the Offer to Purchase and Circular*.

*	Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No.333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011.

This document is important and requires your immediate attention. 1f you are in any doubt as to how to deal with it you should consult with the Information Agent for the Offer and with your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Trelawney, toll free at 1-877-452-7184 from anywhere in Canada or the United States (416-304-0211 collect) or via email at assistance@laurelhill.com.

August 30, 2011

TRELAWNEY MINING AND EXPLORATION INC.

NOTICE OF VARIATION AND EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding common shares
(together with the associated rights issued under the shareholder rights plan)

of

AUGEN GOLD CORP.

on the amended basis of 0.0862 of a Trelawney common

share for each common share of Augen

Trelawney Mining and Exploration Inc. (“Trelawney”) hereby gives notice that it is varying and extending its offer dated July 13, 2011 (the “Original Offer”) to purchase, on the original basis of 0.066 of a common share in the capital of Trelawney (a “Trelawney Share”) for each Augen Share (the “Offer Consideration”), subject to adjustment for fractional shares, all of the outstanding common shares of Augen Gold Corp. (“Augen”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan (the “Shareholder Rights Plan”) of Augen (together, the “Augen Shares”), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding prior to the Expiry Time (as defined below) upon the exercise, exchange or conversion of any Augen Options (as defined in the Offer to Purchase and Circular), Augen Warrants (as defined in the Offer to Purchase and Circular), convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares, in order to, among other things: (i) increase the purchase price for the Augen Shares to 0.0862 of a Trelawney Share for each Augen Share; and (ii) extend the expiry time for the Offer from 5:00 p.m. (Toronto time) on September 1, 2011 to 5:00 p.m. (Toronto time) on September 12, 2011.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

(Continued on next page)

(Continued from previous page)

THE OFFER HAS BEEN VARIED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011 (THE “EXPIRY TIME”) UNLESS EXTENDED OR WITHDRAWN BY TRELAWNEY.

THE BOARD OF DIRECTORS OF AUGEN HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF AUGEN AND ITS SHAREHOLDERS AND HAS RESOLVED TO RECOMMEND THAT SHAREHOLDERS TENDER THEIR AUGEN SHARES UNDER THE OFFER.

This notice of variation and extension (this “Notice of Variation and Extension”) should be read in conjunction with the Original Offer and the take-over bid circular (the “Circular”) dated July 13, 2011 (which together constitute the “Offer to Purchase and Circular”), the related Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer to Purchase and Circular.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer to Purchase and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.  Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer to Purchase and Circular.  Unless the context requires otherwise, reference in this document to the “Offer” means the Original Offer, as amended or supplemented by this Notice of Variation and Extension.

Trelawney has engaged Equity Financial Trust Company to act as depositary (the “Depositary”) for the Offer.  Laurel Hill Advisory Group has been engaged as information agent (the “Information Agent”) for the Offer. RBC Dominion Securities Inc. has been engaged to act as the dealer manager (the “Dealer Manager”) for the Offer.

Holders of Augen Shares (each an “Augen Shareholder” and collectively, the “Augen Shareholders”) who have validly deposited and not properly withdrawn their Augen Shares need take no further action to accept the Offer.  Augen Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Acceptance and Transmittal (printed on  green paper) that accompanied the Original Offer and Circular, or a facsimile copy thereof, in accordance with the instructions set forth therein and deposit it, together with the certificates representing the Augen Shares being deposited and all other documents required by the Letter of Acceptance and Transmittal, at the office of the Depositary specified in the Letter of Acceptance and Transmittal at or prior to the Expiry Time. Alternatively, Augen Shareholders may (a) accept the Offer by following the procedures for book-entry transfer of Augen Shares described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) accept the Offer (i) where the certificates representing the Augen Shares are not immediately available, (ii) if the certificates and all of the required documents cannot be provided to the Depositary at or prior to the Expiry Time, or (iii) if the procedures for book-entry transfer cannot be complied with at or prior to the Expiry Time, by following the procedures for guaranteed delivery described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Original Offer and Circular, or a facsimile copy thereof.

Augen Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Augen Shares directly with the Depositary.

Augen Shareholders whose Augen Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit their Augen Shares under the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Trelawney or its agents may, in the sole discretion of Trelawney, take such action as Trelawney may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

Augen Shareholders should not construe the contents of the Offer Documents, including this Notice of Variation and Extension, as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

(Continued on next page)

(Continued from previous page)

Augen Shareholders should be aware that during the currency of the Offer, Trelawney or any of its affiliates may, directly or indirectly, bid for and make purchases of Augen Shares or related securities of Augen as permitted by applicable law or regulation of Canada or its territories.  See Section 13 of the Offer to Purchase, “Market Purchases”.

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

Augen Shareholders should be aware that the disposition of the Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain U.S. Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR  MERITS  OF  THE  OFFER  OR  UPON  THE ACCURACY  OR  ADEQUACY  OF  THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions regarding the Offer and requests for assistance in depositing Augen Shares under the Offer may be directed to the Information Agent at its address and telephone numbers set forth on the last page of the Circular. Additional copies of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent. Additionally, copies of the Offer Documents may also be found free of charge on Trelawney’s website at www.Trelawneymining.com or under Augen’s profile on www.sedar.com.

IMPORTANT NOTICE TO AUGEN SHAREHOLDERS IN THE UNITED STATES

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under the MJDS, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D thereunder. The Offers are being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Trelawney, a Canadian foreign private issuer, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

(Continued on next page)

(Continued from previous page)

Augen Shareholders should be aware that the disposition of Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Augen Shareholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and "Certain U.S. Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

Trelawney has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 (the “Registration Statement”) and other documents and information, and expects to mail the Offer to Purchase and Circular to Augen Shareholders concerning the Offer. Pursuant to Section V(D) of the Form F-80 instructions, Trelawney is exempt from filing a Tender Offer Statement on Schedule TO.  Augen Shareholders are urged to read the Registration Statement and Offer to Purchase and Circular and any other relevant documents filed with the SEC, because they contain important information. Augen Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by Trelawney will be available free of charge from Trelawney. You should direct requests for documents to the Corporate Secretary, Trelawney Mining and Exploration Inc., 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A6, telephone: (416) 363-8567.  To obtain timely delivery, such documents should be requested not later than September 2, 2011, being five business days before the Expiry Time.

The Trelawney Shares offered pursuant to the Offer have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offer to Purchase or Circular. Any representation to the contrary is a criminal offence.

Trelawney is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  Information filed by Trelawney with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material filed by Trelawney with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Trelawney files or furnishes electronically.

Augen Shareholders should be aware that, during the currency of the Offer, Trelawney or its affiliates, directly or indirectly, may bid for or make purchases of Augen Shares, as permitted by applicable laws or regulations of Canada or its provinces or territories. See "Market Purchases" in Section 13 of the Offer to Purchase.

NOTICE TO HOLDERS OF AUGEN OPTIONS, AUGEN WARRANTS
AND OTHER CONVERTIBLE SECURITIES

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares who wishes to accept the Offer in respect of the Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and applicable Law, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be deposited in accordance with the terms of the Offer.  Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares will have certificates representing the Augen Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Section 6 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

(Continued on next page)

(Continued from previous page)

CANADIAN CURRENCY

In the Offer to Purchase and Circular, unless otherwise specified, all references to “$” are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer to Purchase and the Circular, including statements made under some of the information incorporated by reference in the Offer to Purchase and Circular, under Section 4 of the Circular, “Rationale and Benefits of the Offer”, Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen”, Section 11 of the Circular, “Certain Effects of the Offer”, and Section 20 of the Circular, “Second Step Transactions”, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements may be identified by their use of forward- looking terminology such as the words “plans”, “forecasts”, “expects” or “does not expect”, “expected”, “projects”, “believes” or “does not believe”, “anticipates” or “does not anticipate”, “intends” or “does not intend”, “estimates”, “scheduled” or other similar words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which could cause actual results, performance or achievements of Trelawney or Augen to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this document and the documents incorporated by reference herein are based on Trelawney’s beliefs and opinions at the time the statements are or were made, and there should be no expectation that these forward-looking statements will be updated, revised or supplemented as a result of changing circumstances or otherwise unless required by applicable laws.

No stockbroker, investment dealer or other person (including the Dealer Manager and the Depositary and Information Agent) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in the Offer to Purchase, other than those contained in the Offer to Purchase and Circular, and if any such information is given or made it must not be relied upon as having been authorized by Trelawney.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

NOTICE OF VARIATION AND EXTENSION

August 30, 2011
TO:             THE HOLDERS OF SHARES OF AUGEN

This Notice of Variation and Extension amends and supplements the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, pursuant to which Trelawney is offering to purchase all of the Augen Shares on the terms and subject to the conditions set forth in the Offer.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer to Purchase and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (the provisions of which are incorporated by reference herein) continue to be applicable in all respects, and this Notice of Variation and Extension should be read in conjunction therewith. References in this Notice of Variation and Extension to the “Support Agreement” mean the support agreement dated August 25, 2011 between Trelawney and Augen. The Support Agreement is summarized more fully below under Section 3, “Recent Developments – Support Agreement”.

1.           Increase in the Offer Price for Augen Shares

Trelawney has amended the Offer by increasing the purchase price for the Augen Shares taken up under the Offer from 0.066 of a Trelawney Share for each Augen Share to 0.0862 of a Trelawney Share for each Augen Share. All Augen Shareholders who tender their Augen Shares to the Offer will receive the increased Offer Price for their Augen Shares taken up under the Offer, including those Augen Shareholders who have already tendered Augen Shares to the Offer. Augen Shareholders who have validly deposited and not properly withdrawn their Augen Shares need take no further action to accept the Offer. Trelawney will pay the increased purchase price at the time of payment for Augen Shares under the Offer. All references in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by Trelawney are deemed to be amended to reflect the foregoing.

The closing price of the Trelawney Shares on August 26, 2011, was $3.93. Based on the closing price of the Trelawney Shares on August 26, 2011, the increased purchase price for the Augen Shares taken up under the Offer represents a discount of approximately 8% to the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended August 26, 2011 and a premium of approximately 48% to the volume-weighted trading price of the Augen Shares on the TSXV for the 20 trading days ended on July 8, 2011.

Assuming that all of the Augen Shares that were issued and outstanding as at August 25, 2011 are tendered, and all Augen Shares issuable upon exercise of Augen Options and Augen Warrants are exercised and tendered to the Offer and that Trelawney takes up and pays for such Augen Shares under the Offer, Trelawney will issue approximately  14,915,474  Trelawney Shares.

2.           Extension of the Offer

Trelawney has extended the expiry time of the Offer to 5:00 p.m. (Toronto time) on September 12, 2011, unless withdrawn or further extended.  Accordingly, the definition of “Expiry Time” in the “Definitions” section of the Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Toronto time) on September 12, 2011, or any subsequent time and date set out in any notice of Trelawney as provided in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, provided that, if such day is not a business day, then the Expiry Time shall be the same time on the next business day;

In addition, all references to September 1, 2011, in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent they refer to the Expiry Time) are amended to refer to September 12, 2011.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

In this Notice of Variation and Extension:

“Acquisition Proposal” means, other than the transactions contemplated by the Support Agreement, any offer, proposal or inquiry, whether written or oral, from any person or group of persons (other than Trelawney or an affiliate of Trelawney) after the date hereof relating to, in a single transaction or a series of related transactions: (i) any acquisition or purchase, direct or indirect, of assets (or any lease, option agreement, joint venture agreement, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Augen and its subsidiaries or 20% or more of the voting or equity securities of Augen or any subsidiary (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Augen; (ii) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Augen, or any subsidiary whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Augen; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Augen or any subsidiary whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of Augen; or (iv) any modification or proposed modification of any of the foregoing;

“Disclosure Letter” means the disclosure letter dated as of August 25, 2011 from Augen to Trelawney as  amended,  supplemented  or  otherwise  agreed  to  between  Augen and Trelawney prior to the Effective Time;

“Effective Time” means the time that Trelawney shall have first taken up and paid for Augen Shares pursuant to the terms of the Offer;

“Superior Proposal” means an agreement, understanding or arrangement in respect of a bona fide, arm’s-length, written Acquisition Proposal that:

(a)           did not result from a breach of any agreement by Augen or its subsidiaries of the Support Agreement;

(b)	is not subject to a due diligence access condition that requires access to the books, records and personnel of Augen or any subsidiary or their representatives;

(c)           involves the acquisition of all of the outstanding the Augen Shares;

(d)           is not subject to any financing condition beyond those permitted by applicable Law; and

(e)
in respect of which the Board of Directors of Augen determines in its good faith judgment and in the proper discharge of its fiduciary duties, after consultation with its financial advisors and its outside counsel, that the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that:  (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (B) is otherwise more favourable to Augen Shareholders (other than Trelawney and its affiliates and persons acting jointly or in concert with it) than the Offer from a financial point of view (including any termination fee or expense reimbursement).

3.           Recent Developments

Support Agreement

On August 25, 2011, Trelawney and Augen entered into the Support Agreement, which sets forth, among other things, the terms and conditions upon which the Offer is to be made by Trelawney. The following is a summary of the principal terms of the Support Agreement.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

The Offer

Trelawney agreed to amend the Original Offer by, among other things, increasing the purchase price for the Augen Shares taken up under the Offer to 0.0862 of a Trelawney Share for each Augen Share and extending the expiry time for the Offer to 5:00 p.m. (Toronto time) on September 12, 2011 (as the same may be extended by Trelawney). Trelawney agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement, including the Minimum Tender Condition and to mail the Offer on a timely basis.

Representations and Warranties of Augen and Trelawney

The Support Agreement contains a number of customary representations and warranties of each of Augen and Trelawney relating to, among other things:  corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of Augen and Trelawney, including: (i) public filings; (ii) financial statements; (iii) books and records; (iv) absence of certain changes or events; (v) litigation; and (vi) employment matters.

Conduct of the Business of Augen

The Support Agreement sets out a series of restrictions that apply to Augen from the time the Support Agreement was signed until such agreement is terminated in accordance with its terms, including:  (i) a requirement for Augen to carry on business in the ordinary course; (ii) Augen shall not issue, redeem, purchase, split, combine or reclassify its securities; (iii) other than as disclosed to Trelawney, Augen shall not (a) incur capital or operating expenditures in excess of a specified amount, (b) dispose of assets, (c) acquire entities or investments, (d) incur any indebtedness for borrowed money, (e) pay, discharge or satisfy material obligations or liabilities, (f) release or relinquish material contractual rights, (g) waive, release, transfer or grant any rights of material value or modify in any material contract, (iv) Augen shall  maintain  its  insurance coverage; (v) Augen shall (a) preserve intact its business organization and goodwill, (b) not take any action that would render inaccurate any representation made by it in the Support Agreement, and (c) confer with Trelawney on all material operational matters, and (vi) Augen shall not create any new employee obligations or increase employee compensation or adopt or amend any bonus, profit sharing or other compensation or similar plans.

Non-Solicitation

In the Support Agreement, Augen agreed and agreed to cause the officers, directors, employees, representatives and agents of Augen and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Trelawney) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal.  Augen also agreed to not to grant any release, waiver or forbearance to any third party from the enforcement of any confidentiality or non-solicitation agreement relating to a potential Acquisition Proposal to which such third party is a party and further agreed not to release any third party from any standstill agreement or provision to which such third party is a party unless such third party has made a Superior Proposal.  Under the terms of the Support Agreement, Augen is required to immediately request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with Augen relating to a potential Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

Augen also agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Augen any or any of its subsidiaries, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding or providing any other form of assistance) the initiation of any inquiries or proposals whatsoever regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an actual or potential Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Trelawney, the approval of the Board of Directors of Augen of the Offer, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal, or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that the foregoing shall not prevent the Board of Directors of Augen, in accordance with the terms of the Support Agreement, from considering, negotiating, accepting, approving, recommending to the Augen Shareholders a Superior Proposal.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

In addition, Augen is required to immediately (and in any event within 24 hours of receipt thereof)  notify Trelawney of, at first orally and then in writing, and provide to Trelawney a copy of, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Augen or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Augen or any of its subsidiaries by any person that informs Augen or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Trelawney may reasonably request.  Further, Augen shall (i) keep Trelawney fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide to Trelawney copies of all correspondence and other written material sent or provided to Augen by any person in connection with any Acquisition Proposal or inquiry or sent or provided by Augen to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

Under the terms of the Support Agreement if Augen receives a request for material non-public information from a person who proposes an Acquisition Proposal and the Board of Directors of Augen determines in good faith and in the proper exercise of its fiduciary duties after consultation with its financial advisors and its outside counsel that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Augen may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the confidentiality agreement entered into between Augen and Trelawney, provide such person with access to information regarding Augen, acting reasonably; provided, however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Augen sends a copy of any such confidentiality agreement to Trelawney immediately upon its execution and Trelawney is immediately provided with a list and, to the extent not previously provided to it, copies of all information provided to such person and is immediately provided with access to the same information that was provided to such person.

Right to Match

Augen has agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted above) unless Augen has provided Trelawney with a copy of the Superior Proposal; and a period (the “Response Period”) of five business days shall have elapsed from the date on which Trelawney received a copy of the Superior Proposal and written notice from the Board of Directors of Augen that the Board of Directors of Augen determined, subject only to the payment of a termination fee and the termination of the Support Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

During the Response Period, Trelawney has the right, but not the obligation, to offer to amend the terms of the Offer.  The Board of Directors of Augen is required to review in good faith any such proposal by Trelawney to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Augen Shareholders, to determine whether the Acquisition Proposal to which Trelawney is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Trelawney to be amended.  If the Board of Directors of Augen does not so determine, the Board of Directors of Augen will promptly reaffirm its recommendation of the Offer. If the Board of Directors of Augen does so determine, Augen may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal, provided that Augen first terminates the Support Agreement and pays to Trelawney the termination fee.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Termination Fee

If the Offer is not consummated because:

(a)
Trelawney terminated the Support Agreement because Augen or the Board of Directors of Augen: (i) withdrew, qualified, modified or changed in a manner adverse to Trelawney’s ability to make or complete the Offer and the transactions contemplated by the Support Agreement its approval or recommendation of the Offer; (ii) approved, recommended, accepted or entered into, or proposed publicly to approve, recommend, accept or enter into, an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal; (iii) did not reaffirm publicly its recommendation of the Offer by press release within three business days of a request by Trelawney to do so; or (iv) breached the provisions of  the Support Agreement with respect to non-solicitation or providing Trelawney with the right to match;

(b)
Augen terminated the Support Agreement in order to enter into a definitive binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement), subject to compliance by Augen with its obligations to not solicit and to provide Trelawney with a right to match; or

(c)
an Acquisition Proposal shall have been made to Augen Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced, (i) fewer than 66 ⅔% of the Augen Shares shall have been deposited to the Offer and not withdrawn at the Expiry Date and (ii) such Acquisition Proposal is completed within six months from the date of termination of the Offer;

then Augen shall pay, or cause to be paid, to Trelawney, within five business days of the first to occur of the foregoing, the amount of Cdn$2.0 million as liquidated damages in immediately available funds to an account designated by Trelawney. For greater certainty, in no event shall Augen be required to pay any amount in excess of the termination fee.

Options

Augen has agreed to use its reasonable commercial efforts to encourage and facilitate all persons holding Augen Options to exercise their Augen Options prior to the Expiry Time and to deposit all Augen Shares issued in connection therewith to the Offer.   Pursuant to the Support Agreement, all Augen Options which have been tendered to Augen for exercise, conditional on Trelawney taking up the Augen Shares under the Offer (“Conditional Option Exercise”), shall be deemed to have been exercised immediately prior to the Expiry Time. Trelawney has agreed to accept, as validly tendered under the Offer, as of the Effective Time, all Augen Shares which are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Augen Options indicate that such shares are tendered pursuant to the Offer and provided that such holder agrees to surrender their remaining unexercised Augen Options to Augen for cancellation for no consideration effective immediately after the Effective Time. The Board of Directors of Augen has authorized and directed Augen to use its commercially reasonable efforts to accelerate vesting of all Augen Options.

Termination

Subject to its terms, the Support Agreement may:

(a)
be terminated either by Trelawney or by Augen if any applicable Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

(b)	be terminated by Trelawney if any of the conditions to the Offer are not satisfied or waived by Trelawney at or before the Effective Date;

(c)
be terminated by Augen if Trelawney shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of Trelawney (without giving effect to any materiality qualifiers contained therein) shall have been or become untrue in any material respect;

(d)
be terminated by Trelawney if Augen shall not have performed in all material respects any covenant or obligation to be performed by it under this Agreement or if any representation or warranty of Augen (without giving effect to any materiality qualifiers contained therein) shall have been or become untrue in any material respect;

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(e)
be terminated by Trelawney if Augen or the Board of Directors of Augen: (i) shall have withdrawn, qualified, modified or changed in a manner adverse to Purchaser’s ability to make or complete the Offer and the transactions contemplated by the Support Agreement its approval or recommendation of the Offer; (ii) shall have approved, recommended, accepted or entered into, or proposed publicly to approve, recommend, accept or enter into, an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement); (iii) shall not have reaffirmed publicly its recommendation of the Offer by press release within three business days of a request by Purchaser to do so; or (iv) shall have breached the provisions of non-solicitation and the right to match contained in the Support Agreement;

(f)
be terminated by Augen if the Offer or any amendment thereto does not conform in all material respects with the terms of the Support Agreement or any amendment thereof that has been mutually agreed to by Augen and Trelawney;

(g)
be terminated by Augen in order to enter into a definitive binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement), subject to Augen having complied with the non-solicitation and right to match provisions of the Support Agreement (provided that no such termination shall be effective unless and until Augen shall have paid to Trelawney the termination fee required to be paid); or

(h)
be terminated either by Trelawney or by Augen if the Expiry Date does not occur on or prior to November 25, 2011, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement;

in each case prior to the Effective Date.

4.           Additional Lock-Up Agreements

Trelawney has entered into lock-up agreements (the “Lock-Up Agreements”) with certain shareholders of Augen (each a “Lock-Up Shareholder”), including the following directors and officers of Augen: Robert Lamoureux, Carmelo Marrelli, Lorne Woods and Tim Peterson. In accordance with the terms of the Lock-Up Agreements, each Lock-Up Shareholder has agreed to tender its Augen Shares in acceptance of the Offer. The Lock-Up Shareholders beneficially own, or exercise control or direction over, an aggregate of 74,912,565 Augen Shares, representing approximately 50% of the 148,833,202 Augen Shares that were issued and outstanding as of August 25, 2011.  As of the date hereof, Trelawney together with its affiliates beneficially owns, directly or indirectly, a total of 4,299,000 Augen Shares.  The Locked-Up Shares together with Augen Shares owned by Trelawney represent approximately 53% of the issued and outstanding Augen Shares as of August 25, 2011.

In the Lock-Up Agreements, Trelawney made certain representations and warranties to the Lock-Up Shareholders and agreed that the Lock-Up Shareholders will also have the benefit of, and be entitled to rely on the representations and warranties made by Trelawney to Augen in the Support Agreement. Pursuant to the terms of the Support Agreement, Trelawney has agreed that all Augen Shareholders who accept the Offer shall also have the benefit of, and be entitled to rely on such representations and warranties made by Trelawney.

5.           Time of Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on September 12, 2011, unless withdrawn or further extended. See Section 2 of the Offer to Purchase, “Time for Acceptance”.

6.           Manner of Acceptance

Augen Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

7.           Take-Up of and Payment for Deposited Augen Shares

Upon the terms and subject to the conditions of the Offer, Trelawney will be obligated to take up and pay for Augen Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Augen Shares taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Augen Shares deposited pursuant to the Offer after the first date on which Augen Shares have been taken up and paid for by Trelawney must be taken up and paid for within 10 days of such deposit.

Augen Shareholders are referred to Section 6 of the Offer to Purchase, “Take up and Payment for Deposited Augen Shares”, for further details as to the take up of and payment for deposited Augen Shares under the Offer.

8.           Right to Withdraw Deposited Augen Shares

Except as otherwise provided in Section 7 of the Offer to Purchase, all deposits of Augen Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Augen Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the Depositing Augen Shareholder:

(a)	at any time when the Augen Shares have not been accepted for payment by Trelawney;

(b)	if the Augen Shares have not been paid for by Trelawney within three business days after having been accepted for payment; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)
a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, as amended from time to time, or in any notice of extension or variation, that would reasonably be expected to affect the decision of an Augen Shareholder to accept or reject the Offer (other than a change that is not within the control of Trelawney or an affiliate of Trelawney), in the event that such change occurs either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Augen Shares and an extension of the Expiry Time for not more than 10 days or a variation consisting solely of a waiver of one or more conditions to the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Augen Shares have not been accepted for payment by Trelawney at the date of such notice.

Augen Shareholders are referred to Section 7 of the Offer, “Right to Withdraw Deposited Augen Shares”, for further details as to the withdrawal of deposited Augen Shares under the Offer.

9.	Amendments to Pro Forma Financial Statements and Related Disclosure

Certain Information Concerning Trelawney and its Authorized and Outstanding Share Capital

Section 8 of the Circular, “Certain Information Concerning Trelawney and its Authorized and Outstanding Share Capital” is amended by deleting the disclosure from the beginning of the first paragraph of Section 8 up to the subsection entitled “Dividend and Dividend Policy” in its entirety and replacing it with the following:

Trelawney is authorized to issue an unlimited number of common shares without par value. As of August 26, 2011, there were: (a) 141,614,544 Trelawney Shares, (b) stock options to acquire an additional 13,722,000 Trelawney Shares, and (c) warrants to acquire an additional 5,397,557 Trelawney Shares issued and outstanding. Assuming the exercise of all of the outstanding stock options and warrants, the issued and outstanding Trelawney Shares on a fully diluted basis would be, as of August 26, 2011, 160,734,101 Trelawney Shares.

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Each Trelawney Share entitles its holder to: (a) cast one vote per Trelawney Share at any meeting of the shareholders of Trelawney; (b) receive on a pro rata basis such dividends on such Trelawney Shares, if any, as and when declared by the Trelawney Board of Directors, at its discretion; and (c) upon liquidation, dissolution or winding up of Trelawney, to receive on a pro rata basis the net assets of Trelawney after payment of debts and other liabilities.

Details concerning the stock options and warrants of Trelawney are set out in Trelawney’s unaudited interim financial statements for the six month period ended June 30, 2011, including the notes thereto, which are incorporated by reference herein and available on SEDAR at www.sedar.com.

The following table sets forth the number of currently outstanding Trelawney Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Trelawney attached as Schedule “A” hereto.

Pro Forma Trelawney Shares Outstanding and Ownership

	# of Trelawney Shares	% Upon Completion of Offer
Trelawney Shares Outstanding (as of June 30, 2011)	141,469,044	88.1
Trelawney Shares Outstanding (as of August 26, 2011)	141,614,544	88.1
Trelawney Shares to be issued upon completion of the Offer to Augen Shareholders(1)	14,445,770	9.2
TOTAL:	156,060,314	100

Notes:
(1)	Assume that all in-the-money Augen Options and Augen Warrants are exercised or converted, as the case may be.

Consolidated Capitalization

The following table sets forth Trelawney’s consolidated capitalization as at June 30, 2011, adjusted to give effect to the Offer. The table should be read in conjunction with the audited consolidated financial statements of Trelawney for the period ended June 30, 2011, including the notes thereto and the other financial information contained in this Offer and Circular.

	Historical		Pro Forma
	Trelawney	Augen		Trelawney
	June 30, 2011	June 30, 2011	Adjustments	June 30, 2011
	$	$	$	$
Shareholders' Equity
Share capital	174,122,843	23,169,097	12,868,526
			(36,037,623)
			71,202,183	245,325,026
Reserve for share based payments	32,006,191	851,628	(645,591)
			(206,037)	32,006,191
Reserve for warrants	1,570,800	2,367,122	(2,367,122)	1,570,800
Shares to be issued		25,000	(25,000)
Accumulated deficit	(86,191,810)	(4,270,991)	16,349,407
			(12,078,416)	(86,191,810)
Total Shareholders' Equity	$121,508,024	$22,141,356	$49,060,327	$192,710,207

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	Post acquisition	Pro Forma
	Number	Amount

Augen Common Shares Outstanding as at June 30, 2011	127,711,347	23,169,097
Exercise of options prior to acquisition	5,775,000	949,250
Reserve transferred on exercise of options	-	645,591
Exercise of warrants prior to acquisition	38,396,993	8,906,563
Reserve transferred on exercise of options	-	2,367,122
Total Augen Common shares outstanding as at June 30, 2011 after exercise of options and warrants	171,883,340	36,037,623
Trelawney Common Shares Outstanding as at June 30, 2011	141,469,044	174,122,843
Elimination of Augen Common Shares for legal and accounting purposes	(171,883,340)	(36,037,623)
Issuance of Trelawney shares to Augen Shareholders	14,445,770	71,202,183

Pro Forma Balance at June 30, 2011	155,914,814	$245,325,026

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Summary of Historical and Unaudited Pro Forma Financial Statements

Section 9 of the Circular, “Summary of Historical and Unaudited Pro Forma Financial Statements” is deleted and replaced with the following:

The tables set out below include a summary of unaudited pro forma consolidated financial information for Trelawney as at and for the six month period ended June 30, 2011.  The historical financial information of Trelawney as at and for the six month periods ended June 30, 2011 and 2010 has been derived from Trelawney’s unaudited interim consolidated financial statements, which is incorporated by reference herein and is available under Trelawney’s profile on SEDAR at www.sedar.com. The historical financial information of Augen as at and for the three month periods ended June 30, 2011 has been derived from Augen’s unaudited interim consolidated financial statements, which can be found under the Augen profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A’” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statement information of Trelawney and the accompanying notes thereto attached as Schedule “A” to the Offer to Purchase and Circular. The summary unaudited condensed consolidated financial statement information for Trelawney gives effect to the proposed acquisition of Augen as if such acquisition had occurred as at June 30, 2011 for the purposes of the pro forma condensed consolidated balance sheet information and for the purposes of the pro forma condensed consolidated statement of operations for the financial year ended December 31, 2010 and the six month period ended June 30, respectively. In preparing the unaudited pro forma condensed consolidated financial statement information, management of Trelawney has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon the consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Trelawney to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Trelawney, the significant accounting policies of Augen conform in all material respects to those of Trelawney. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Trelawney and the accompanying notes attached as Schedule “A” to the Offer to Purchase and Circular. The table set out below includes a summary of consolidated pro forma financial statements of Trelawney if and when the acquisition of Augen Shares is completed. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

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Summary of Historical and Unaudited Pro Forma Financial Information of Trelawney

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
	June 30, 2011	June 30, 2011	Adjustments	Notes	June 30, 2011

	$	$	$		$
Operating Expense
Management and Consulting Fees	180,656	94,865	-		275,521
Promotion and Travel	651,867	-	-		651,867
Office and general	628,013	81,721	-		709,734
Professional fees	181,786	252,712	-		434,498
Share based payments	27,232,240	-	-		27,232,240
Exploration and evaluation costs	17,107,919	-	1,217,281	(5)	18,325,200
Shareholder information	279,413	232,535	-		511,948
Salaries and benefits	1,545,267	404,854	-		1,950,121
	47,807,161	1,066,687	1,217,281		50,091,129

Realized loss on other financial assets	73,477	-	-		73,477
Other income	-	(103,253)			(103,253)

Unrealized (gain) loss on other financial assets	950,723	(311,113)	-		639,610
Net loss and comprehensive loss before tax	48,831,361	652,321	1,217,281		50,700,963

Deferred income tax recovery	-	(281,307)	-		(281,307)

Net loss and comprehensive loss	48,831,361	371,014	-1,217,281		50,419,656

Net loss per share - basic and diluted					(0.382)

Weighted average number of shares outstanding - basic and diluted					131,956,858

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Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Consolidated Statement of Financial Position
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
As At	June 30, 2011	June 30, 2011	Adjustments	Notes	June 30, 2011
	$	$	$		$
Assets
Current Assets
Cash and cash equivalents	86,289,853	6,643,250	9,855,813	(3)	102,788,916
Other financial assets	1,032,970	851,113	(988,820)	(4)	895,263
HST and other receivables	1,082,876	144,153	-		1,227,029
Prepaid expenses	249,612	107,034	-		356,646
	88,655,311	7,745,550	8,866,993		105,267,854

Restricted cash	637,771	-	-		637,771
Deposits	169,500	-	-		169,500
Property, plant and equipment, net	8,268,337	-	-		8,268,337
Deferred acquisition costs	27,505,889	-	52,271,750	(1)	79,777,639
Mineral properties and deferred expenditures		14,843,507	(12,078,416)	(5)	2,765,091

	$125,236,808	$22,589,057	$49,060,327		$196,886,192

Liabilities
Current Liabilities
Trade and other payables	2,675,428	447,201	-		3,122,629
Flow-through share premium liability	-	-	-		-
Current portion of capital lease obligation	358,174	-	-		358,174
	3,033,602	447,201	-		3,480,803
Capital lease obligation	237,325	-	-		237,325
Asset retirement obligation	457,857	-	-		457,857
	$3,728,784	$447,201	-		$4,175,985

Shareholders' Equity
Share capital	174,122,843	23,169,097	12,868,526	(3)
			(36,037,623)	(1)
			71,202,183	(1)	245,325,026
Reserve for share based payments	32,006,191	851,628	(645,591)	(3)
			(206,037)	(1)	32,006,191
Reserve for warrants	1,570,800	2,367,122	(2,367,122)	(3)	1,570,800
Shares to be issued	-	25,000	(25,000)	(1)	-
Accumulated deficit	(86,191,810)	(4,270,991)	16,349,407	(1)
			(12,078,416)	(5)	(86,191,810)
	$121,508,024	$22,141,856	$49,060,327		$192,710,207
	$125,236,808	$22,589,057	$49,060,327		$196,886,192

Amendments to Schedule “A” to the Offer to Purchase and Circular of the Circular

Schedule “A” to the Offer to Purchase and Circular of the Circular, “Trelawney Mining and Exploration Inc. - Unaudited Pro Forma Financial Statements” is deleted and replaced with Schedule “A” attached hereto.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

10.	Consequential Amendments to the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice of Variation and Extension are deemed to be made where required to the Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Toronto time) on September 12, 2011 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

11.	Statement of Rights

Securities legislation in the provinces and territories of Canada provides security holders of Augen with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

12.          Approval of Notice of Variation and Extension

The  contents  of  this  Notice  of  Variation  and  Extension  have  been  approved  and  the  sending  thereof  to  the
Augen Shareholders has been authorized by the board of directors of Trelawney.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

CONSENT OF AUDITORS

We have read the Offer to Purchase and Circular (the “Circular”) of Trelawney Mining and Exploration Inc. (the “Company”) dated July 13, 2011, as amended by the Notice of Variation and Extension dated August 30, 2011, relating to the purchase of all the issued and outstanding common shares of Augen Gold Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2010 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the year then ended.  Our report is dated March 15, 2011.

Toronto, Canada	(Signed) ERNST & YOUNG LLP
August 30, 2011
Chartered Accountants
Licensed Public Accountants

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

APPROVAL AND CERTIFICATE OF TRELAWNEY

The foregoing, together with the Offer to Purchase and Circular have been approved, and the sending, communication or delivery thereof to the Augen Shareholders has been authorized by, the board of directors of Trelawney Mining and Exploration Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: August 30, 2011

TRELAWNEY MINING AND EXPLORATION INC.

By:	(Signed) “Greg Gibson”	By:	(Signed) “Andres Tinajero”
	President and Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors of
Trelawney Mining and Exploration Inc.

By:	(Signed) “James Fairbairn”	By:	(Signed) “Patrick Mohan”

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

SCHEDULE “A”

TRELAWNEY MINING AND EXPLORATION INC.

Unaudited Pro-Forma Consolidated Financial Statements

June 30, 2011
TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Unaudited Pro Forma Consolidated Financial Information of Trelawney Mining & Exploration Inc.

The following financial statements provide selected unaudited pro forma financial data of Trelawney Mining and Exploration Inc. (“the Company”) that give effect to the proposed acquisition of Augen Gold Corp (“the Acquisition”). The pro forma consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board. The pro forma consolidated financial statements are presented as if the acquisition had occurred:

(a) as at June 30, 2011 for the purposes of the pro forma consolidated statement of financial position; and (b) as at January 1, 2010 for purposes of the unaudited pro forma consolidated statements of income for the six months ended June 30, 2011 and the year ended December 31, 2010. The pro forma consolidated financial statements below do not include the anticipated financial benefits from any potential cost savings or revenue enhancements arising from this transaction.

You should read this information in conjunction with, and the information is qualified in its entirety by, the financial statements and accompanying notes of the Company included in this Circular. The pro forma consolidated financial statements below are presented for information purposes only. You should not rely on the pro forma amounts as being necessarily indicative of the consolidated financial position or results of operations of the Company that would have actually occurred had the transaction been effective during the periods presented or of the future financial position or results of operations of the Company. The consolidated financial information as at the date and for the periods presented may have been different had the transaction actually been effective as at such date or during those periods.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Consolidated Statement of Financial Position
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
As At	June 30, 2011	June 30, 2011	Adjustments	Notes	June 30, 2011
	$	$	$		$

Assets
Current Assets
Cash and cash equivalents	86,289,853	6,643,250	9,855,813	(3)	102,788,916
Other financial assets	1,032,970	851,113	(988,820)	(4)	895,263
HST and other receivables	1,082,876	144,153	-		1,227,029
Prepaid expenses	249,612	107,034	-		356,646
	$88,655,311	$7,745,550	$8,866,993		$105,267,854
Restricted cash	637,771	-	-		637,771
Deposits	169,500	-	-		169,500
Property, plant and equipment, net	8,268,337	-	-		8,268,337
Deferred acquisition costs	27,505,889	-	52,271,750	(1)	79,777,639
Mineral properties and deferred expenditures		14,843,507	(12,078,416)	(5)	2,765,091
	$125,236,808	$22,589,057	$49,060,327		$196,886,192
Liabilities
Current Liabilities
Trade and other payables	2,675,428	447,201	-		3,122,629
Flow-through share premium liability	-	-	-		-
Current portion of capital lease obligation	358,174	-	-		358,174
	3,033,602	447,201	-		3,480,803
Capital lease obligation	237,325	-	-		237,325
Asset retirement obligation	457,857	-	-		457,857
	$3,728,784	$447,201	-		$4,175,985
Shareholders' Equity
Share capital	174,122,843	23,169,097	12,868,526	(3)
			(36,037,623)	(1)
			71,202,183	(1)	245,325,026
Reserve for share based payments	32,006,191	851,628	(645,591)	(3)
			(206,037)	(1)	32,006,191
Reserve for warrants	1,570,800	2,367,122	(2,367,122)	(3)	1,570,800
Shares to be issued	-	25,000	(25,000)	(1)	-
Accumulated deficit	(86,191,810)	(4,270,991)	16,349,407	(1)
			(12,078,416)	(5)	(86,191,810)
	$121,508,024	$22,141,856	$49,060,327		$192,710,207
	$125,236,808	$22,589,057	$49,060,327		$196,886,192

See accompanying notes to the unaudited proforma consolidated financial statements

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Consolidated Statement of Loss and Comprehensive Loss
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
Six Months Ended	June 30, 2011	June 30, 2011	Adjustments	Notes	June 30, 2011
	$	$	$		$

Operating Expense
Management and Consulting Fees	180,656	94,865	-		275,521
Promotion and Travel	651,867	-	-		651,867
Office and general	628,013	81,721	-		709,734
Professional fees	181,786	252,712	-		434,498
Share based payments	27,232,240	-	-		27,232,240
Exploration and evaluation costs	17,107,919	-	1,217,281	(5)	18,325,200
Shareholder information	279,413	232,535	-		511,948
Salaries and benefits	1,545,267	404,854	-		1,950,121
	47,807,161	1,066,687	1,217,281		50,091,129

Realized loss on other financial assets	73,477	-	-		73,477
Other income	-	(103,253)			(103,253)
Unrealized (gain) loss on other financial assets	950,723	(311,113)	-		639,610
Net loss and comprehensive loss before tax	48,831,361	652,321	1,217,281		50,700,963

Deferred income tax recovery	-	(281,307)	-		(281,307)

Net loss and comprehensive loss	48,831,361	371,014	1,217,281		50,419,656

Net Loss per share - basic and diluted					(0.382)

Weighted average number of shares outstanding - basic and diluted					131,956,858

See accompanying notes to the unaudited proforma consolidated financial statements

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc
(an exploration stage company)
Pro-forma Consolidated Statement of Loss and Comprehensive Loss
(Unaudited)

	Historical		Pro-Forma
	Trelawney	Augen			Trelawney
Year Ended	December 31, 2010	December 31, 2010	Adjustments	Notes	December 31, 2010
	$	$	$		$
Operating Expense
Management and Consulting Fees	470,244	-	-		470,244
Promotion and Travel	559,666	-	-		559,666
Office and general	891,268	692,818	-		1,584,086
Professional fees	357,368	1,068,079	-		1,425,447
Share based payments	3,221,460	218,456	(218,456)	(3)	3,221,460
Exploration and evaluation costs	17,843,499	-	3,579,336	(5)	21,422,835
Shareholder information	554,805	169,543	-		724,348
Salaries and benefits	2,847,789	-	-		2,847,789
	26,746,099	2,148,896	3,360,880		32,255,875

Write down of mineral properties	113,000	58,000	(58,000)	(1)	113,000
Unrealized gain on marketable securities	(20,875)	-	-		(20,875)

Net loss and comprehensive loss before tax	26,838,224	2,206,896	3,302,880		32,348,000

Deferred income tax recovery	(97,000)	(496,960)	-		(593,960)

Net Loss and comprehensive loss	26,741,224	1,709,936	3,302,880		31,754,040

Net Loss per share - basic and diluted					(0.347)

Weighted average number of shares outstanding - basic and diluted					91,476,216

See accompanying notes to the unaudited proforma consolidated financial statements

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the six month periods ended June 30, 2011 and 2010

BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss of Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (the “pro forma consolidated financial statements”) as at June 30, 2011 and for the year ended December 31, 2010 and six month period ended June 30, 2011, have been prepared by management of Trelawney to give effect to the proposed acquisition (the “Acquisition”) of Augen Gold Corp. (“Augen”) by Trelawney on the basis of the assumptions and adjustments described in below.

In the opinion of management, the pro forma consolidated financial statements, include all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards on a basis consistent with Trelawney’s accounting policies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim consolidated financial statements of Trelawney as at and for the six months ended June 30, 2011, and Augen as at and for the six months ended June 30, 2011, and the audited consolidated financial statements of Trelawney and Augen as at and for the year ended December 31, 2010.

The unaudited pro forma consolidated statement of financial position of Trelawney as at June 30, 2011, has been prepared using information from the unaudited consolidated statement of financial position of Augen as at June 30, 2011, the unaudited statement of financial position of Trelawney as at June 30, 2011, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of loss and comprehensive loss of Trelawney for the six months ended June 30, 2011, has been prepared using information from the unaudited consolidated statement of loss and comprehensive loss of Augen for the six months ended June 30, 2011, the unaudited statement of loss and comprehensive loss of Trelawney for the six months ended June 30, 2011, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of loss and comprehensive loss of Trelawney for the year ended December 31, 2010, has been prepared using information from the unaudited consolidated statement of loss and comprehensive loss of Augen for the year ended December 31, 2010 as disclosed in the notes to Augen’s consolidated financial statements as at and for the six months ended June 30, 2011 (i.e. as adjusted for Canadian GAAP to IFRS), the unaudited statement of loss and comprehensive loss of Trelawney for the year ended December 31, 2010 as disclosed in the notes to Trelawney’s consolidated financial statements as at and for the six months ended June 30, 2011 (i.e. as adjusted for Canadian GAAP to IFRS), and the adjustments and assumptions outlined below.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the six month periods ended June 30, 2011 and 2010

PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro-forma consolidated financial statements incorporate the following pro-forma assumptions and adjustments:

1.
Trelawney will acquire all of the currently outstanding common shares of Augen in exchange of consideration of   14,445,770 shares with a value of $71,202,183.  The number of shares and value is net of the 4,299,000 shares of Augen that Trelawney owns as of June 30, 2011.  The number of Trelawney shares was based on a trading price of $4.87 per share and represents a conversion ratio of 0.0862 on the 167,584,339 shares of Augen acquired (excludes 4,299,000 shares of Augen that Trelawney owns as of June 30, 2011).

As at June 30, 2011, fair value of Trelawney’s current shareholdings in Augen is $988,820, thus the total purchase consideration being $72,191,003.

In accordance with business combination accounting, and IFRS 3:

(i)	The assets and liabilities of Trelawney are included in the pro forma consolidated statement of financial position at their historic value.

(ii)	The net assets of Augen are included at their estimated fair value at June 30, 2011.

(iii)	Share capital, reserve accounts and the deficit of Augen are eliminated.

The acquisition of Augen has been based on the preliminary purchase equation follows:

Purchase consideration	$72,191,003

Net tangible assets acquired:

Cash	$16,499,063
Other financial assets	851,113
HST and other receivables	144,153
Prepaid expenses	107,034
Accounts payable and accrued liabilities	(447,201)

55,036,841

The excess of the purchase price over the net fair value of assets acquired and liabilities assumed has been allocated to the deferred acquisition costs of the property held by Augen.  The adjustment to the pro forma statement of financial position reflects the total acquisition of the property of $55,036,841 less the recorded value of mineral properties and deferred exploration on the books of Augen of $2,765,091 for a net adjustment of $52,271,750.

2.	Costs associated with the acquisition are estimated to be $3,600,000 and these costs have not been reflected in these unaudited pro forma consolidated financial statements.

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THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the six month periods ended June 30, 2011 and 2010

3.
The outstanding options and warrants of Augen that are in the money are deemed to be exercised prior to the transaction.  The table below outlines the warrants and options outstanding at June 30, 2011 and the proceeds and transfer of the reserves on exercise:

Warrants outstanding at June 30, 2011

Number outstanding	Grant date fair value	Exercise price	Proceeds from exercise
12,646,900	282,660	0.200	2,529,380
66,500	10,688	0.100	6,650
150,500	12,724	0.200	30,100
70,000	12,576	0.100	7,000
215,600	30,963	0.100	21,560
1,604,175	257,235	0.250	401,044
2,604,358	227,989	0.250	651,090
3,960,000	248,213	0.250	990,000
308,750	54,957	0.250	77,187
15,635,454	1,099,638	0.250	3,908,863
1,134,756	129,479	0.250	283,689

38,396,993	2,367,122		8,906,563

Options outstanding at June 30, 2011

Number outstanding	Grant date fair value	Exercise price	Proceeds from exercise
1,350,000	145,250	0.100	135,000
125,000	114,308	0.150	18,750
4,300,000	386,033	0.185	795,500

5,775,000	645,591		949,250

This will result in total cash of $8,906,563 on exercise of warrants and $949,250 on exercise of options for total cash increase of $9,855,813 with a corresponding increase in shares outstanding of 38,396,993 from exercise of warrants and 5,775,000 from exercise of options for a total increase in outstanding shares of 44,171,993 prior to the transaction.  Reserves of $2,367,122 for warrants, and $645,591 for options will be transferred from their reserve accounts to share capital.

The options and warrants that are not in the money are assumed to expire unexercised.

As all Augen options and warrants are not expected to be taken up or exchanged by Trelawney, they have been assumed for pro forma purposes to all be exercised or expired and thus any related compensation expense has been eliminated.

4.
At June 30, 2011, Trelawney holds 4,299,000 shares of Augen valued at $988,820.  Upon the acquisition of all of the issued and outstanding shares of Augen, Trelawney will cancel the shares it owns in itself reducing both the investment and share capital representing shares of Trelawney issued for shares of Augen held at June 30, 2011.

5.
On transition to IFRS, Augen adopted a policy to capitalize all acquisition and deferred exploration and evaluation costs related to its properties.  An adjustment has been made to expense exploration and evaluation costs, thus leaving only acquisition costs capitalized for Augen to conform to Trelawney’s accounting policies under IFRS.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

Trelawney Mining and Exploration Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
For the six month periods ended June 30, 2011 and 2010

PRO-FORMA CAPITAL STOCK

Pro-forma capital stock as at June 30, 2011 has been determined as follows:

	Post acquisition	Pro Forma
	Number	Amount

Augen Common Shares Outstanding as at June 30, 2011	127,711,347	23,169,097
Exercise of options prior to acquisition	5,775,000	949,250
Reserve transferred on exercise of options	-	645,591
Exercise of warrants prior to acquisition	38,396,993	8,906,563
Reserve transferred on exercise of options	-	2,367,122

Total Augen Common shares outstaning as at June 30, 2011 after exercise of options and warrants	171,883,340	36,037,623
Trelawney Common Shares Outstanding as at June 30, 2011	141,469,044	174,122,843
Elimination of Augen Common Shares for legal and accounting purposes	(171,883,340)	(36,037,623)
Issuance of Trelawney shares to Augen shareholders	14,445,770	71,202,183

Pro Forma Balance at June 30, 2011	155,914,814	245,325,026

PRO-FORMA WARRANTS

Pro-forma warrants at June 30, 2011, are as follows:

Date of Expiry	Type	No. of Warrants	Exercise Price $
December, 2011	Warrants	4,339,200	0.70
March, 2012	Broker warrants	190,857	1.05
August, 2014	Warrants	1,000,000	0.17
Total		5,530,057

PRO-FORMA STOCK OPTIONS

Pro-forma Stock options as at June 30, 2011 are as follows:

Range of Exercise Prices ($)	No. of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	No. of Options Currently Exercisable	Weighted Average Exercise Price ($) of Exercisable Options
0.26 – 0.55	2,137,000	3.21	0.34	2,137,000	0.34
0.75 – 1.92	3,978,000	3.57	0.95	3,844,667	0.95
4.50 – 4.74	7,620,000	4.40	4.63	7,620,000	4.63
0.26 – 4.74	13,735,000	3.98	2.89	13,601,667	2.89

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 12, 2011

TRELAWNEY MINING AND EXPLORATION INC. AND AUGEN GOLD CORP.
ENTER INTO SUPPORT AGREEMENT

Dear Augen Gold Shareholder:

On August 26, 2011, Trelawney Mining and Exploration Inc. (“Trelawney”) and Augen Gold Corp. (“Augen”) agreed to terms on a support agreement that will see Trelawney increase its original offer to acquire Augen to 0.0862 of a common share of Trelawney (each whole share a “Trelawney Share”) in exchange for each one common share of Augen (an “Augen Share”) held. Based on the closing price of Trelawney Shares on July 8, 2011 (the last trading day prior to our first announcement regarding our intention to make an offer for Augen), the implied value of this amended offer is $0.42 per Augen Share.

With a support agreement now in place, the Augen Board of Directors will be mailing you a Notice of Variation to its original Directors’ Circular recommending that you tender your shares to the amended Trelawney offer.

This friendly agreement is the product of extensive negotiations with the Special Committee of independent Augen Directors. It is supported by two fairness opinions from Augen’s financial advisors, each of which confirm that this amended offer is fair, from a financial point of view, to Augen shareholders. From my perspective, the amended offer represents significant value for your shares, increased liquidity, and the opportunity to participate in the long-term growth of the combined company.

As part of the support agreement, Augen Directors have entered into lock up agreements. With the support of the Augen Board, Augen shareholders now representing over 53% of Augen’s issued and outstanding shares have entered into lock up agreements confirming they will tender to Trelawney’s offer.

This is an exciting moment for both companies. And while it took time to reach this point, I believe this transaction serves the best interests of Augen and Trelawney shareholders, which collectively stand to benefit from the further exploration and development of Trelawney’s Côté Lake Deposit and an expanded, contiguous land package.

Trelawney’s amended offer will be open for acceptance until 5:00pm (Toronto Time) on Monday, September 12, 2011. Additional information about Trelawney’s amended offer is contained in the Notice of Extension and Variation this letter covers. All questions regarding the Offer and how to tender Augen Shares should be directed to Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Banks, Brokers or Collect Calls) or via email at assistance@laurelhill.com.

I thank you in advance for your consideration of our amended offer and look forward to welcoming you as a new Trelawney shareholder.

The Board of Directors of Augen recommends that you tender your shares.
Please tender by 5:00 p.m. (Toronto Time) on Monday, September 12, 2011.

On behalf of Trelawney Mining and Exploration Inc.,

Greg Gibson
President and Chief Executive Officer

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Under the Business Corporations Act (Ontario) (the "OBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or person who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity  (the “Indemnified Party”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other or proceeding (collectively, a “Proceeding” or “Proceedings”) to which the individual is involved because of that association with the Registrant or other entity.

In addition, the Registrant may advance money to an Indemnified Party for the costs, charges and expenses of a Proceeding but the individual is required to repay the money advanced if the individual does not fulfill the conditions set out below.

The Registrant may, with court approval, indemnify an Indemnified Party or advances money to such party  in respect of an action brought by or on behalf of the Registrant or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the Registrant or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action.

The indemnification above is subject to that , in all cases, such director or officer (i) acted honestly and in good faith with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

Subject to the limitations contained in the OBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or  administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5*	Revised unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three months ended March 31, 2011, together with the notes thereto.
4.6*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three months ended March 31, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*	Powers of Attorney (included in Part III of this Registration Statement).

*           Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.  Consent to Service of Process.

(a)           The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on August 31, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ GREGORY GIBSON
Gregory Gibson
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on August 31, 2011.

Signature	Title

/s/ GREGORY GIBSON	Gregory Gibson
President and Chief Executive Officer, Director
(Principal Executive Officer)

*	Andres Tinajero
Chief Financial Officer and Vice President Finance
(Principal Financial Officer and Principal Accounting Officer)

*	Steve McIntyre
Director

James Fairbairn
Director

*	George Cole
Director

*	Chris Irwin
Director

*	Patrick Mohan
Director

By:	/s/ GREGORY GIBSON
Gregory Gibson
Attorney-in-fact

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the Amendment No. 1 to United States, in the City of Newark on August 31, 2011.

PUGLISI & ASSOCIATES
(Authorized Representative)

By:	/s/ DONALD J. PUGLISI
Name: Donald J. Puglisi
Title: Managing Director

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 EXHIBIT INDEX

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5*	Revised unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three months ended March 31, 2011, together with the notes thereto.
4.6*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three months ended March 31, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*	Powers of Attorney (included in Part III of this Registration Statement).

*           Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011.

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